

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06032406

April 5, 2006



RECD S.E.C.
APR 1 4 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/5/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letters dated February 7, 2006 and March 7, 2006 concerning the shareholder proposal submitted to General Motors by Nick Rossi. We also have received a letter on the proponent's behalf dated February 8, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAY 01 2006
THOMSON
FINANCIAL



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 7, 2006

RECEIVED
2006 FEB -8 PM 1:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 21, 2005 from Nick Rossi (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. Mr. Rossi has instructed us to direct all communications regarding this proposal to John Chevedden. The proposal states:

> RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board prompt and valuable insight on shareholders' views of a poison pill.

General Motors intends to omit the proposal under Rule 14a-8(i)(10), on the grounds that it has been substantially implemented.

General Motors does not have and has never had any poison pill or stockholder rights plan. In 2004, General Motors' Board of Directors adopted a formal policy regarding stockholder rights plans, which has been revised from time to time. The policy (the "Policy Statement") currently states:

> WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill", herein a "rights plan") for the Corporation and has no current intention to adopt one; and
>
> WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and

WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and

WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and

WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as a stockholder vote and independent review;

RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan, provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and

RESOLVED FURTHER, that if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board as soon as practicable but in any event within 12 months of the date of the adoption by the Board to a vote by the stockholders of the Corporation as a separate ballot item to provide prompt information and guidance to the Board regarding the stockholders' views; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and

RESOLVED FURTHER, that the Directors and Corporate Governance Committee shall review the policy set forth in these Resolutions periodically and report to the Board on any recommendations it may have concerning this policy.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." Significantly, the Staff has not required that a registrant take the action requested by a proposal exactly in all details but has been willing to issue no-action letters in situations where the essential objective of the proposal as has been satisfied. See, e.g., Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995).

We believe that General Motors through the Revised Policy Statement has substantially implemented the proposal so that it can be omitted under Rule 14a-8(i)(10). It is not clear where the current proposal ends and the supporting statement begins, but immediately after the language of the resolution quoted above, the submission continues, "As soon as may be practicable, as a separate ballot item and to give our board prompt and valuable insight are key elements." Each of these provisions, identified by the proponent as the key elements of his proposal, is included in the second resolution in the Policy Statement:

> RESOLVED FURTHER, that if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board as soon as practicable but in any event within 12 months of the date of the adoption by the Board to a vote by the stockholders of the Corporation as a separate ballot item to provide prompt information and guidance to the Board regarding the stockholders' views [emphasis added]

Although the language of the Policy Statement is not identical to the proposal, the proposal and the Policy Statement take the same position on the crucial elements, which is all that is required for omission under Rule 14a-8(i)(11). Moreover, to the extent that the Policy Statement differs from the proposal, it does not conflict with it but merely provides more substantial safeguards to the stockholders' interest than the proposal requires: (1) any rights plan must be submitted in advance to stockholders unless under the applicable circumstances, the Board in the exercise of its fiduciary duties deems adopting a rights plan to be in the best interest of the Corporation and its stockholders; (2) any rights plan adopted by if the Board adopts a rights plan must be voted upon within 12 months of its adoption, which provides an absolute deadline to backstop the "as soon as reasonably practicable" requirement; and (3) any rights plan adopted without a prior stockholder vote will include a TIDE provision (as described in the Policy Statement) to require periodic review by a committee of independent directors.

We believe that the essential objectives of the proposal, identified by the proponent as key elements, have already been accomplished by the Revised Policy Statement, so that the proposal may be omitted under Rule 14a-8(i)(10).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden

EXHIBIT A

To: A. Larin
S. Colby
N. Polis

Nick Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED
DEC 21 2005
OFFICE OF SECRETARY
DETROIT

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Rule 14a-8 Proposal

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value past the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge this proposal within 14-days.

Sincerely,

Nick Rossi

Dec 17 - 2005
Date

cc: Nancy E. Polis
Corporate Secretary
Anne Larin
PH: 313-665-4927
FX: 313-665-4979

[December 20, 2005]

3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders' views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt and valuable insight are key elements. A poison pill sunset would not substitute for a shareholder vote. A 5- to 12-month delay of a vote will not substitute for a vote as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill and thereby save our company the added expense of a special meeting.

Under the current company policy, our board could put us to the added expense and shareholder inconvenience (in the middle of summer or during the Holidays) of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent additional money for special solicitations. These current built-in negatives could be used as an excuse for our board to cancel the shareholder voting requirement altogether once it is confronted with implementing it. Thus our current impractical policy could trigger no shareholder vote whosoever.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill – have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval .... In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source: http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

In our board's case it claims it can adopt a one-year poison pill and not have a shareholder vote for one-year. Further details are in *General Motors Corporation.* (March 14, 2005) available through *SECnet* http://www.wsb.com/.

Pills Entrench Current Management

"Poison pills ... entrench the current management, even when it's doing a poor job. They water down shareholders' votes."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, February 08, 2006 4:56 PM
To: CFLETTERS
Cc: Anne Larin
Subject: #1 Re General Motors Corp. (GM) No-Action Request Nick Rossi

#1 Re General Motors Corp. (GM) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
#1 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the General Motors February 7, 2006 no action request.

The rule 14a-8 text states:
"3 Redeem or Vote Poison Pill
"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders' views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt and valuable insight are key elements. A poison pill sunset would not substitute for a shareholder vote. A 5- to 12-month delay of a vote will not substitute for a vote as soon as may be practicable. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill and thereby save our company the added expense of a special meeting.

"Under the current company policy, our board could put us to the added expense and shareholder inconvenience (in the middle of summer or during the
Holidays) of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting.
Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent additional money for special solicitations. These current built-in negatives could be used as an excuse for our board to cancel the shareholder voting requirement altogether once it is confronted with implementing it. Thus our current impractical policy could trigger no shareholder vote whosoever.

"The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

"For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval Š. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=
1555

"In our board's case it claims it can adopt a one-year poison pill and not have a shareholder vote for one-year. Further details are in General Motors Corporation. (March 14, 2005) available through SECnet http://www.wsb.com/."

GM does not dispute the immediate preceding paragraph.

Recent poison pill proposals did not receive Staff exclusion concurrence in regard to rule 14a-8(i)(10):
Electronic Data Systems (January 26, 2006) The Home Depot, Inc. (January 26, 2006) Borders Group, Inc. (January 26, 2006) Each of these precedents concerned companies that had old pill policies that did not require "a shareholder vote Š as soon as may be practicable." GM did not claim that it updated its 2004 pill policy in any way.

GM does not cite any provision that a rule 14a-8 proposal can be considered less or more implemented because a company attached a provision not called for in the rule 14a-8 proposal like a TIDE.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Anne Larin <anne.t.larin@gm.com>



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

RECEIVED
2006 MAR -9 PM 3: 58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ladies and Gentlemen:

This letter supplements General Motors' filing dated February 7, 2006 (Exhibit A) requesting that the Staff take a no-action position with regard to a stockholder proposal received from Nick Rossi. As our previous letter stated, GM intends to omit the proposal under Rule 14a-8(i)(10), on the grounds that it has been substantially implemented.

On March 8, John Chevedden, as Mr. Rossi's representative, responded to GM's no-action request (Exhibit B) largely by repeating the proposal and supporting statement as submitted, and stating that recent no-action responses in Electronic Data Systems, Inc., Home Depot, Inc., and Borders Group, Inc. (all January 26, 2006) had demonstrated that the the Staff did not consider that the policies in those situations had substantially implemented the present proposal.

It does not appear that Mr. Chevedden read the GM policy set forth in its no-action request. As our February 6 letter stated, in the second sentence, of the second paragraph, GM's policy was adopted originally in 2004 and has been amended from time to time. GM's current policy is significantly different from the policies of the companies referred to in the previous paragraph, and provides for a stockholder vote "as soon as practicable", if submitting the plan to stockholders before adoption is not consistent with the Board's fiduciary duty. In addition to quoting the policy in full, GM's no-action request repeated the language of the second Resolution, emphasizing the portions that substantially implement the stockholder proposal:

> RESOLVED FURTHER, that if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board as soon as practicable but in any event within 12 months of the date of the adoption by the Board to a vote by the stockholders of the Corporation as a separate ballot item to provide prompt information and guidance to the Board regarding the stockholders' views [emphasis in previous letter]

Mr. Chevedden misreads our February 6 if he believes that GM claimed that its policy substantially implemented the proposal because it incorporates a TIDE provision. GM's point was merely that GM's policy differs from the proposal only in ways that provide greater protection for stockholder interests. (We would expect that the proponent would not insist on stripping away additional stockholder protection in order to implement his proposal.) It is clear, however, that every element of the proposal that it identifies as "key elements" are incorporated in GM's current policy; accordingly, the proposal may be omitted under Rule 14a-8(i)(10) as substantially implemented.

In addition, we note that the Staff issued a no-action letter recently, in Verizon Communications, Inc. (February 16, 2006), finding that a similar proposal could be omitted under Rule 14a-8(i)(10) as substantially implemented by a company policy that appears to differ from the proposal more than GM's current policy.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

Exhibit A



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 21, 2005 from Nick Rossi (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. Mr. Rossi has instructed us to direct all communications regarding this proposal to John Chevedden. The proposal states:

> RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board prompt and valuable insight on shareholders' views of a poison pill.

General Motors intends to omit the proposal under Rule 14a-8(i)(10), on the grounds that it has been substantially implemented.

General Motors does not have and has never had any poison pill or stockholder rights plan. In 2004, General Motors' Board of Directors adopted a formal policy regarding stockholder rights plans, which has been revised from time to time. The policy (the "Policy Statement") currently states:

> WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill", herein a "rights plan") for the Corporation and has no current intention to adopt one; and
>
> WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and

WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and

WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as a stockholder vote and independent review;

RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan, provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and

RESOLVED FURTHER, that if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board as soon as practicable but in any event within 12 months of the date of the adoption by the Board to a vote by the stockholders of the Corporation as a separate ballot item to provide prompt information and guidance to the Board regarding the stockholders' views; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and

RESOLVED FURTHER, that the Directors and Corporate Governance Committee shall review the policy set forth in these Resolutions periodically and report to the Board on any recommendations it may have concerning this policy.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." Significantly, the Staff has not required that a registrant take the action requested by a proposal exactly in all details but has been willing to issue no-action letters in situations where the essential objective of the proposal as has been satisfied. See, e.g., Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995).

We believe that General Motors through the Revised Policy Statement has substantially implemented the proposal so that it can be omitted under Rule 14a-8(i)(10). It is not clear where the current proposal ends and the supporting statement begins, but immediately after the language of the resolution quoted above, the submission continues, "As soon as may be practicable, as a separate ballot item and to give our board prompt and valuable insight are key elements." Each of these provisions, identified by the proponent as the key elements of his proposal, is included in the second resolution in the Policy Statement:

> RESOLVED FURTHER, that if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board as soon as practicable but in any event within 12 months of the date of the adoption by the Board to a vote by the stockholders of the Corporation as a separate ballot item to provide prompt information and guidance to the Board regarding the stockholders' views [emphasis added]

Although the language of the Policy Statement is not identical to the proposal, the proposal and the Policy Statement take the same position on the crucial elements, which is all that is required for omission under Rule 14a-8(i)(11). Moreover, to the extent that the Policy Statement differs from the proposal, it does not conflict with it but merely provides more substantial safeguards to the stockholders' interest than the proposal requires: (1) any rights plan must be submitted in advance to stockholders unless under the applicable circumstances, the Board in the exercise of its fiduciary duties deems adopting a rights plan to be in the best interest of the Corporation and its stockholders; (2) any rights plan adopted by if the Board adopts a rights plan must be voted upon within 12 months of its adoption, which provides an absolute deadline to backstop the "as soon as reasonably practicable" requirement; and (3) any rights plan adopted without a prior stockholder vote will include a TIDE provision (as described in the Policy Statement) to require periodic review by a committee of independent directors.

We believe that the essential objectives of the proposal, identified by the proponent as key elements, have already been accomplished by the Revised Policy Statement, so that the proposal may be omitted under Rule 14a-8(i)(10).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden

Exhibit B



J <olmsted7p@earthlink.net>

02/08/2006 04:55 PM

To: <CFLETTERS@SEC.GOV>

Subject: #1 Re General Motors Corp. (GM) No-Action Request - Nick Rossi

#1 Re General Motors Corp. (GM) No-Action Request - Nick Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
#1 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the General Motors February 7, 2006 no action request.

The rule 14a-8 text states:
"3 - Redeem or Vote Poison Pill
"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders' views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt and valuable insight are key elements. A poison pill sunset would not substitute for a shareholder vote. A 5- to 12-month delay of a vote will not substitute for a vote as soon as may be practicable. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill and thereby save our company the added expense of a special meeting.

"Under the current company policy, our board could put us to the added expense and shareholder inconvenience (in the middle of summer or during the Holidays) of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent additional money for special solicitations. These current built-in negatives could be used as an excuse for our board to cancel the shareholder voting requirement altogether once it is confronted with implementing it. Thus our current impractical policy could trigger no shareholder vote whosoever.

"The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill - have not implemented this type of proposal.

"For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval Š. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

"In our board's case it claims it can adopt a one-year poison pill and not have a shareholder vote for one-year. Further details are in General Motors Corporation. (March 14, 2005) available through SECnet http://www.wsb.com/."

GM does not dispute the immediate preceding paragraph.

Recent poison pill proposals did not receive Staff exclusion concurrence in regard to rule 14a-8(i)(10):
Electronic Data Systems (January 26, 2006)
The Home Depot, Inc. (January 26, 2006)
Borders Group, Inc. (January 26, 2006)
Each of these precedents concerned companies that had old pill polices that did not require "a shareholder vote Š as soon as may be practicable." GM did not claim that it updated its 2004 pill policy in any way.

GM does not cite any provision that a rule 14a-8 proposal can be considered less or more implemented because a company attached a provision not called for in the rule 14a-8 proposal like a TIDE.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Anne Larin <anne.t.larin@gm.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal requests that the board redeem any future or current poison pill unless it is submitted to a shareholder vote as soon as practicable.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mary Beth Breslin
Special Counsel